                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                             (Amendment No. 1)/1/

                      Hollywood Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   436141105
                                (CUSIP Number)



____________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13G
CUSIP NO. 436141105                                        Page 2 of 11 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      CMG@Ventures II, LLC
      04-3381433
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,429,729 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,429,729 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,429,729 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                                   13G
CUSIP NO. 436141105                                        Page 3 of 11 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      CMGI, Inc.
      04-2921333
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,327,934 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,327,934 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,327,934 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                                    13G
CUSIP NO. 436141105                                        Page 4 of 11 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      David S. Wetherell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,757,663 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,757,663 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,757,663 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                                    13G
CUSIP NO. 436141105                                        Page 5 of 11 Pages



Item 1(a).    Name of Issuer:

     Hollywood Entertainment Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

     9275 SW Peyton Lane, Wilsonville, Oregon 97070

Item 2(a).    Name of Person Filing:

     CMG@Ventures II, LLC
     CMGI, Inc.
     David S. Wetherell

     See Exhibit A hereto for identification of directors of CMGI, Inc. and Managing Members of CMG@Ventures II, LLC.

Item 2(b).    Address of Principal Business Offices or, if None, Residence:

     CMG@Ventures II, LLC
     c/o CMGI, Inc.
     100 Brickstone Square, First Floor, Andover, MA  01810

     CMGI, Inc.
     100 Brickstone Square, First Floor, Andover, MA  01810

     David S. Wetherell
     c/o CMGI, Inc.
     100 Brickstone Square, First Floor, Andover, MA  01810

Item 2(c).    Citizenship:

     Mr. Wetherell is a citizen of the United States of America.

     CMG@Ventures II, LLC and CMGI, Inc. are organized under the laws of the State of Delaware.

Item 2(d).    Title of Class of Securities:

     Common Stock

Item 2(e).    CUSIP Number:

     436141105

Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

                                    13G
CUSIP NO. 436141105                                        Page 6 of 11 Pages


     (a)  [_]      Broker or dealer registered under Section 15 of the Exchange
                   Act.

     (b)  [_]      Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]      Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)  [_]      Investment Company registered under Section 8 of the
                   Investment Company Act.

     (e)  [_]      An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

     (f)  [_]      An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

     (g)  [_]      A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

     (h)  [_]      A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

     (i)  [_]      A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

     (j)  [_]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

     CMG@Ventures II, LLC owns 2,429,729 shares of common stock.

     CMGI, Inc. owns 2,327,934 shares of common stock

     David S. Wetherell may be attributed with the ownership of 2,429,729 shares held by CMG@Ventures II, LLC and 2,327,934 shares held by CMGI, Inc. Mr. Wetherell is a Managing Member of CMG@Ventures II, LLC and a director, executive officer and greater than 10% stockholder of CMGI, Inc. Mr. Wetherell disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interest therein.

                                    13G
CUSIP NO. 436141105                                        Page 7 of 11 Pages


     (b)  Percent of class:

     CMG@Ventures II, LLC 5.7%
     CMGI, Inc. 5.4%
     David S. Wetherell 11.2%

     The foregoing percentages are based on a total of 42,553,842 shares of common stock outstanding as of December 31, 1998.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                CMG@Ventures II, LLC has sole voting power over 2,429,729 shares of common stock.

                CMGI, Inc. has sole voting power over 2,327,934 shares of common stock

          (ii)  Shared power to vote or to direct the vote:

                David S. Wetherell shares voting power over 2,429,729 shares held by CMG@Ventures II, LLC and 2,327,934 shares of common stock held by CMGI, Inc.

          (iii) Sole power to dispose or to direct the disposition of:

                CMG@Ventures II, LLC has sole dispositive power over 2,429,729 shares of common stock.

                CMGI, Inc. has sole dispositive power over 2,327,934 shares of common stock


          (iv)  Shared power to dispose or to direct the disposition of:

                David S. Wetherell shares dispositive power over 2,429,729 shares of common stock held by CMG@Ventures II, LLC and 2,327,934 shares of common stock held by CMGI, Inc.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

                                    13G
CUSIP NO. 436141105                                        Page 8 of 11 Pages


Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                    13G
CUSIP NO. 436141105                                        Page 9 of 11 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CMG@VENTURES II, LLC
                              By its Managing Members

Dated:  February 11, 1999           /s/ David S. Wetherell
                                    --------------------------
                                    David S. Wetherell

Dated:  February 11, 1999           /s/ Guy M. Bradley
                                    --------------------
                                    Guy M. Bradley

Dated:  February 11, 1999           /s/ Jonathan D. Callaghan
                                    ---------------------------
                                    Jonathan D. Callaghan

Dated:  February 11, 1999           /s/ Andrew J. Hajducky
                                    -------------------------
                                    Andrew J. Hajducky III

Dated:  February 11, 1999           /s/ Peter H. Mills
                                    ---------------------
                                    Peter H. Mills



                                  CMGI, INC.


Dated:  February 11, 1999           /s/ William Williams II
                                    -------------------------
                                    William Williams II
                                    Assistant Secretary



Dated:  February 11, 1999           /s/ David S. Wetherell
                                    ------------------------
                                    David S. Wetherell

                                    13G
CUSIP NO. 436141105                                        Page 10 of 11 Pages


                                   EXHIBIT A


Directors of CMGI, Inc.:

     David S. Wetherell, Chairman of the Board, President, Chief Executive Officer, and Secretary

     John A. McMullen, Director

     Craig D. Goldman, Director

     William H. Berkman, Director

     Robert J. Ranalli, Director

Managing Members of CMG@Ventures II, LLC:

     David S. Wetherell

     Guy M. Bradley

     Jonathan D. Callaghan

     Andrew J. Hajducky III

     Peter H. Mills

                                     13G
CUSIP NO. 436141105                                        Page 11 of 11 Pages


                                   EXHIBIT B

                           JOINT FILING AGREEMENT OF
                             CMG@Ventures II, LLC,
                                 CMGI, Inc. and
                               David S. Wetherell

     The undersigned persons agree and consent under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of Hollywood Entertainment Corporation at December 31, 1998 and agree that such statement is filed on behalf of each of them.

                                    CMG@VENTURES II, LLC
                                    By its Managing Members

Dated:  February 11, 1999           /s/ David S. Wetherell
                                    ------------------------
                                    David S. Wetherell

Dated:  February 11, 1999           /s/ Guy M. Bradley
                                    --------------------
                                    Guy M. Bradley

Dated:  February 11, 1999           /s/ Jonathan D. Callaghan
                                    ---------------------------
                                    Jonathan D. Callaghan

Dated:  February 11, 1999           /s/ Andrew J. Hajducky
                                    ------------------------
                                    Andrew J. Hajducky III

Dated:  February 11, 1999           /s/ Peter H. Mills
                                    --------------------
                                    Peter H. Mills


                                    CMGI, INC.

Dated:  February 11, 1999           /s/ William Williams II
                                    -------------------------
                                    William Williams II
                                    Assistant Secretary


Dated:  February 11, 1999           /s/ David S. Wetherell
                                    ------------------------
                                    David S. Wetherell